                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON DC  20549
                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For fiscal year ended December 31, 1993

                          Commission file number 1-9887


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             OREGON STEEL MILLS, INC. EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            OREGON STEEL MILLS, INC.
                       1000 BROADWAY BUILDING SUITE 2200
                               PORTLAND OR  97205


                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        OREGON STEEL MILLS, INC. EMPLOYEE STOCK OWNERSHIP PLAN


                        /s/ L. Ray Adams
                        ---------------------
                        L. Ray Adams, Trustee
                        March 21, 1994

                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                    ---------










                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

            for the three years in the period ended December 31, 1993

                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                    ---------

                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                TABLE OF CONTENTS
                                    -------


                                                                         Page
                                                                         ----

Report of Independent Accountants                                          2


Financial Statements:

  Statements of Net Assets Available for Plan Benefits at
    December 31, 1993, 1992 and 1991                                       4

  Statements of Changes in Net Assets Available for Plan
    Benefits for the three years in the period ended
    December 31, 1993                                                      5

  Notes to Financial Statements                                            6


Supplemental Schedules:

  Item 30a - Schedule of Assets Held for Investment Purposes
    at December 31, 1993                                                  10

  Item 30d - Schedule of Reportable and Party-in-Interest
    Transactions for the year ended December 31, 1993                     11


                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



The Board of Trustees
Oregon Steel Mills, Inc.
    Employee Stock Ownership Plan
Portland, Oregon


     We have audited the accompanying statements of net assets available for plan benefits of the Oregon Steel Mills, Inc. Employee Stock Ownership Plan as of December 31, 1993, 1992 and 1991 and the related statements of changes in net assets available for plan benefits for the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993, 1992 and 1991, and the changes in net assets available for plan benefits for the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable and Party-in-Interest Transactions as of and for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial

statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1993 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      COOPERS & LYBRAND




Portland, Oregon
February 18, 1994


                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                             STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                         December 31, 1993, 1992 and 1991
                                     -------








                    ASSETS                  1993         1992         1991
                                        ------------ ------------ ------------

Investment in Oregon Steel Mills, Inc.
  common stock                          $ 69,321,183 $ 76,376,454 $ 65,395,296
Cash                                          36,308       29,064      113,667
Employer contribution receivable             750,000    3,500,000    5,000,000
                                        ------------ ------------ ------------
    Total assets                          70,107,491   79,905,518   70,508,963
                                        ------------ ------------ ------------

                 LIABILITIES

Benefits payable                              17,735        9,217        5,509
                                        ------------ ------------ ------------
    Total liabilities                         17,735        9,217        5,509
                                        ------------ ------------ ------------
Net assets available for plan benefits  $ 70,089,756 $ 79,896,301 $ 70,503,454
                                        ============ ============ ============

                      The accompanying notes are an integral
                        part of the financial statements.



                                  OREGON STEEL MILLS, INC.
                                EMPLOYEE STOCK OWNERSHIP PLAN
                             STATEMENTS OF CHANGES IN NET ASSETS
                                 AVAILABLE FOR PLAN BENEFITS
                   for the three years in the period ended December 31, 1993
                                            -------
                                                                1993          1992          1991
                                                            ------------  ------------  ------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) of investments          $ (1,644,855)  $12,341,814  $  3,663,922
    Interest income                                                  187           749         4,070
    Dividends deemed received                                  1,626,641     1,719,413     1,855,317
    Employer contribution                                        754,000     3,502,000     5,002,000
                                                            ------------  ------------  ------------
      Total additions                                            735,973    17,563,976    10,525,309
                                                            ------------  ------------  ------------
Deductions from net assets attributed to:
  Benefits and income distributed to
    participants                                               8,240,177     6,025,179    41,450,943
  Transfer of assets to the Oregon Steel
    Mills, Inc. Thrift Plan                                      675,700       426,537     5,987,958
  Pass-through of dividends deemed received                    1,626,641     1,719,413     1,855,317
                                                            ------------  ------------  ------------
      Total deductions                                        10,542,518     8,171,129    49,294,218
                                                            ------------  ------------  ------------
      Net additions (deductions)                              (9,806,545)    9,392,847   (38,768,909)

Net assets available for plan benefits:
  Beginning of year                                           79,896,301    70,503,454   109,272,363
                                                            ------------  ------------  ------------
  End of year                                               $ 70,089,756  $ 79,896,301  $ 70,503,454
                                                            ============  ============  ============



                      The accompanying notes are an integral
                        part of the financial statements.


                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

1. Plan Description and Summary of Significant Accounting Policies:
   ---------------------------------------------------------------

The following description of the Oregon Steel Mills, Inc. (the Company) Employee Stock Ownership Plan (the Plan or ESOP) provides only general information. Participants should refer to the Plan document or the summary Plan description for a more complete description of the Plan's provisions.

Plan Description
- ----------------

The Plan, established by the Company on November 27, 1980 and as amended and restated effective January 1, 1989, is designed to invest primarily in common stock of the Company for the benefit of eligible employees (those employed by the Company or its wholly owned subsidiaries, Napa Pipe Corporation and Oregon Steel Mills - Fontana Division, Inc., at year end with at least six months service). Employer contributions to the Plan are made at the sole discretion of the Company's Board of Directors, generally in the form of new shares of the Company's common stock. Employer contributions are allocated annually to each participant's account based on the proportion that each participant's compensation bears to total compensation, subject to specified limitations. Voluntary contributions by participants are not permitted.

Payments of vested benefits to a participant whose employment has terminated are generally made by a single distribution of Company stock. The Plan may distribute cash in lieu of Company stock at the election of the Plan's administrative committee provided sufficient cash is available and provided the participant consents in writing to receive a cash distribution.

The full amount credited to a participant's account vests at age 65 or when a participant terminates by reason of death or total disability. The account of a participant otherwise vests ratably over seven years of employment, at the rate of ten percent for each of the first four years, and twenty percent for each of the next three years. At termination, the nonvested portion of a former participant's account is forfeited. All forfeitures are allocated among the accounts of persons who are participants on the last day of the Plan's fiscal year, or whose participation in the Plan terminated during the fiscal year because of Normal Retirement (as defined in the Plan) death, total disability or layoff, in the proportion that each such person's compensation taken into account under the Plan bears to such compensation of all those persons for the fiscal year.


                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                     NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

1. Plan Description and Summary of Significant Accounting Policies:, Continued:
   ---------------------------------------------------------------------------

Plan Description, Continued
- ----------------

A participant who has attained age 59-1/2 and is fully vested may elect to receive a distribution of his or her entire account balance in the Plan. On December 7, 1989, the ESOP was amended effective January 1, 1990 to allow participants who are fully vested and who have attained the age of 40, but not age 59-1/2, to elect a distribution of part of their Plan stock account balance. The maximum amount of the elective distribution is a percentage of the participant's common stock account determined on a cumulative basis at the rate of 5% per year, beginning with the year the participant attains age 40, up to 50% of the participant's stock account. The method of distribution can be either partly or totally in the form of a distribution of common stock to the participant or a sale of common stock by the Plan and a transfer of the proceeds from the sale to the participant's account under the Company's Thrift Plan.

An administrative committee appointed by the Company's Chief Executive Officer administers the Plan.

Contributions under the Plan and all other assets of the Plan are held in trust under agreements entered into between the Company and the Plan Trustees.

While the Company has not expressed any intent to terminate the Plan, it may do so at its sole discretion. In the event the Plan is terminated, benefits become fully vested and nonforfeitable and the assets of all participants' accounts will be distributed to or for the benefit of the participants in accordance with the Plan's provisions.

The following is a summary of significant accounting policies followed in preparation of the Plan's financial statements:

Investments
- -----------

The investment in the Company's common stock is stated at market value at December 31, 1993, 1992 and 1991, as determined by the closing quote on that day on the New York Stock Exchange.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Dividend income is accrued on the ex-dividend date. Sales of investment are recorded on a trade-date basis. Realized gains and losses are based on the actual cost of securities.


                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                     NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

1. Plan Description and Summary of Significant Accounting Policies:, Continued:
   ---------------------------------------------------------------------------

Benefits to Former Participants
- -------------------------------

Benefits are accrued as a liability in the period the participant terminates. A terminated participant may elect to defer the date benefits are distributed to a date beyond age 65, but no later than April 1 following the calendar year in which the participant attains age 70-1/2.

Federal Income Taxes
- --------------------

The Plan has received a favorable determination from the Internal Revenue Service as to the qualification of the Plan and exemption from federal income taxes.

Expenses
- --------

Administrative expenses of the Plan have been paid by the Company at its election.


2. Significant Investments:
   -----------------------

During 1991, 1992 and 1993, the changes in shares of common stock of the Company owned by the Plan were as follows:


December 31, 1990                                                    4,384,074

Shares contributed by Oregon Steel Mills, Inc.                         139,827
Shares sold or distributed in 1991                                  (1,464,472)
                                                                    -----------
December 31, 1991                                                    3,059,429

Shares contributed by Oregon Steel Mills, Inc.                         218,909
Shares sold or distributed in 1992                                    (283,183)
                                                                    -----------
December 31, 1992                                                    2,995,155

Shares contributed by Oregon Steel Mills, Inc.                         146,982
Shares sold or distributed in 1993                                    (383,085)
                                                                    -----------
December 31, 1993                                                    2,759,052
                                                                    ===========


                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                     NOTES TO FINANCIAL STATEMENTS, Continued
                                   -------

2. Significant Investments, Continued:
   -----------------------

Shares are valued at a market price of $25.125 per share at December 31, 1993, $25.50 at December 31, 1992 and $21.375 at December 31, 1991.


                             SUPPLEMENTAL SCHEDULES
                                    -------

                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
          ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1993
                                     -------

                                              Number                                              Decrease
                                                of                      Inventory       Fair       in Fair
                                              Shares        Basis       Value (1)      Value      Value (2)
                                             ---------  ------------  ------------  ------------  ---------
Oregon Steel Mills, Inc. common stock (3)    2,759,052  $ 19,978,790  $ 70,117,115  $ 69,321,183  $ 795,932


(1)  Market value as of December 31, 1992 or market value at time of contribution if contributed subsequent to that date.

(2)  Computed as the difference between fair value and inventory value.

(3)  Represents party-in-interest investment.


                            OREGON STEEL MILLS, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                      ITEM 30d - SCHEDULE OF REPORTABLE AND
                          PARTY-IN-INTEREST TRANSACTIONS
                       for the year ended December 31, 1993
                                     -------


The following represents any transaction or series of transactions within the Plan which involved an amount in excess of five percent of the December 31, 1992 current value of Plan assets, or any party-in-interest transactions:

Receipts:
- --------
                                                                     Amount
                                                                   -----------
Dividends deemed received from Oregon Steel Mills, Inc. (1)        $ 1,626,641

Employer stock contribution from Oregon Steel Mills, Inc. (1)          754,000

Disbursements:
- -------------

Pass-through of dividends deemed received to participants            1,626,641

Benefits to participants                                             8,231,659

Transfer of assets to Oregon Steel Mills, Inc. Thrift Plan (1)         675,700



(1)  Represents party-in-interest transaction.
